Exhibit 99.1

Agria Reports Financial Results for First Half of Fiscal Year 2016

Significant Impacts From Strength of US Dollar, Unusual Weather;

On “Constant Currency” Basis, Revenue Down 5%, Net Income Down 61%

HONG KONG, CHINA -- (Marketwired - March 1, 2016) - Agria Corporation (NYSE: GRO) (the "Company" or "Agria"), a global agricultural company, today announced its financial results for the six months ended December 31, 2015.

Note: All figures refer to the first half of fiscal year 2016 (i.e. six months ended December 31, 2015) unless otherwise noted. Comparisons of Consolidated Statements of Profit or Loss are to the first half of fiscal 2015 (i.e. six months ended December 31, 2014). Comparisons of Consolidated Statements of Financial Position are to June 30, 2015 unless otherwise noted. While the Company reports results in US Dollars, it transacts the majority of its business in New Zealand dollars. To assist in understanding the underlying economic trends of the business, the presentation below reports results both in USD in conformity with IFRS, and on a “constant currency” basis that removes the significant impact of volatility in the average USD/NZD foreign currency exchange rates during the reporting period (0.6627) by using prior period rates (0.8094) on current period results.

Financial Highlights:

Revenue was $420.2 million, a decrease of 22%. Gross profit of $109.4 million declined by 17%, however gross profit margin increased to 26%, a 150 basis point expansion. Operating expenses were $96.1 million, a 13% decline. Operating profit was $13.6 million, or 3% of revenue, a decline of 39%. Net profit was $2.5 million, or $0.023 per share, down 80%. Net loss attributable to shareholders was $3.8 million, or $(0.035) per share.

During the reporting period, the average US dollar/New Zealand dollar exchange rate appreciated by 22%. The following “constant currency” analysis reports results as if the USD/NZD exchange rate was unchanged during the period. This pro forma analysis does not conform to IFRS, and is offered strictly to aid in understanding the factors driving the Company’s results.

On a “constant currency” basis, revenue was $511.6 million, a decrease of 5%. Gross profit of $133.1 million increased by 1%, gross profit margin increased to 26%, a 150 basis point expansion. Operating expenses were $115.8 million, a 5% increase. Operating profit was $17.6 million, or 3% of revenue, a decline of 21%. Net profit was $4.9 million, or $0.044 per share, down 61%. Net loss attributable to shareholders was $2.9 million, or $(0.026) per share on a “constant currency” basis.

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The table below summarizes the impact of exchange rate changes on consolidated results.

	H1 FY2016	H1 FY2015	Y/Y Change		Constant Currency	Y/Y Change		Proportion of Change Due to F/X
Revenue	$420.2	$538.9	(22%)		$511.6	(5%)		77%
Gross Profit	$109.4	$131.8	(17%)		$133.1	1%		106%
Gross Margin	26%	24.5%	+150	bps	26%	+150	bps	-
Operating Expenses	$96.1	$109.9	(13%)		$115.8	5%		143%
Operating Profit	$13.6	$22.2	(39%)		$17.6	(21%)		46%
Net Profit	$2.5	$12.6	(80%)		$4.9	(61%)		23%

Balance sheet changes during the period were mixed. Cash increased by approximately $7.7 million, mostly impacted by an inventory decline of $22.8 million, payables increase of $28.6 million, and debt increase of $53.1 million. The major offsetting use of cash was receivables and prepayments, which were up $79.2 million, and non-current assets, mainly in equity accounted investees, which were up $19.3 million. Balance sheet items were not materially affected by exchange rates, since the point measurements of the USD/NZD foreign currency rates were relatively unchanged between the start and end of the period.

Mr. Alan Lai, Agria's Executive Chairman, commented, “Our first half results are modestly disappointing, but not necessarily surprising, given the challenges faced by the global agriculture industry. An exceptionally strong El Niño weather pattern—the most extreme in 70 years—is wreaking havoc for growers around the world. Volatility in the foreign exchange markets is doing equal damage, impacting commodity prices and making trade and business planning more difficult for farmers. Those macro factors as well as lower dairy impacted results in the half.”

Business Highlights:

Seed and Grain
Operating profit of $6.8 million was 24% of the group total before corporate overhead, and was down 34%. Revenue was $118.3 million, which constituted 28% of group revenue, and was down 25%. On a constant currency basis, revenue of $142.8 million was down 9%, and operating profit of $8.3 million was 19% lower. Lower revenue was primarily driven by soft conditions in South America as wet weather and falling soybean prices impacted demand. Softness in South America was somewhat offset by strong trading conditions in New Zealand, where demand is increasing for the Company’s premium forage and crop seeds.

Crop Protection, Nutrients, and Merchandise
Operating profit of $16.7 million was 59% of the group total before corporate overhead, and was down 15%. Revenue was $207.1 million, which constituted 49% of group revenue, and was down 19%. On a constant currency basis, revenue of $252.9 million was down only 1%, and operating profit of $20.4 million was 4% higher. The slightly lower revenue reflected cautious spending by New Zealand farmers, as they react to lower dairy prices. Despite sluggish spending, sales of horticultural products were strong, as were sales of the Company’s Fruitfed products.

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Rural Services
Operating profit of $4.8 million was 17% of the group total before corporate overhead, and was down 28%. Revenue was $94.9 million, which constituted 23% of group revenue, and was down 25%. On a constant currency basis, revenue of $115.9 million was down 8%, while operating profit of $5.8 million was 12% lower. Results were most impacted by mixed trends in in livestock: domestic beef and sheep volumes were higher, but sheep prices were down and live cattle export activity was soft. Revenue and operating profit from other rural services were down slightly.

Mr. Lai concluded, “We remain optimistic about the prospects for our business. At the highest level, both absolute demand for food and changing composition of diets will cause agricultural industry growth for decades to come. We are also cautiously optimistic that the recently concluded Trans Pacific Partnership can open up new markets for our New Zealand and Australian farmer customers. Finally, we can see internally the traction from our multi-year restructuring efforts. We have rebuilt Agria to be a resilient industry leader, able to manage profitably in tough periods such as today, and thrive when weather and market conditions are better.”

About Agria Corporation
Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Contact:

The Blueshirt Group Asia

Gary Dvorchak, CFA

Phone (China): +86 (138) 1079-1480

Phone (U.S.): +1 (323) 240-5796

Email: gary@blueshirtgroup.com

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CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(UNAUDITED)

(In conformity with IFRS as issued by the IASB)	For the six months ended December 31,
	2015	2014
	US$'000	US$'000

Revenue	420,212	538,940
Cost of sales	(310,822)	(407,104)
Gross profit	109,390	131,836
Other income	257	272
Operating expenses	(96,051)	(109,877)
Operating profit	13,596	22,231
Equity accounted (loss) earnings of associates	(162)	129
Non-operating items	(924)	903
Fair value adjustments	265	228
Profit before interest and income tax	12,775	23,491
Net interest and finance costs	(5,886)	(3,968)
Profit before income tax	6,889	19,523
Income tax	(4,365)	(6,934)
Profit for the period	2,524	12,589

Attributable to:
Equity holders of the Company	(3,832)	3,211
Non-controlling interests	6,356	9,378
	2,524	12,589
Earnings/(loss) per ordinary share (US$)
Basic	(0.035)	0.03
Diluted	(0.035)	0.03

No. of ordinary shares outstanding	110,766,600	110,766,600

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CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(In conformity with IFRS as issued by the IASB)	As at December 31,	As at June 30,
	2015	2015
	US$'000	US$'000
ASSETS
Current assets:
Cash and cash equivalents	17,589	9,886
Accounts receivable, prepayments and other current assets	269,139	189,938
Inventories and biological assets	157,833	180,644
Total current assets	444,561	380,468

Non-current assets:
Property, plant and equipment, net	94,562	88,993
Intangible assets	7,056	6,899
Goodwill	3,105	3,299
Other non-current assets	24,645	10,846
Deferred tax assets	8,360	8,386
Total non-current assets	137,728	118,423
Total assets	582,289	498,891

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings and current portion of long-term bank borrowings	77,205	54,160
Accounts payable, accrued expenses and other liabilities	232,962	201,310
Total current liabilities	310,167	255,470

Non-current liabilities:
Long-term bank borrowing, net of current portion	90,795	60,785
Other long-term liabilities	17,320	15,118
Total non-current liabilities	108,115	75,903
Total liabilities	418,282	331,373

Equity:
Equity of the Company	49,754	56,602
Non-controlling interests	114,253	110,916
Total equity	164,007	167,518
Total liabilities and equity	582,289	498,891

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Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is completed on our year-end financial statements, which could result in significant differences from this unaudited financial information.

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